Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

June 1, 2012

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: YUKON-NEVADA GOLD CORP.

We confirm that the following material was sent by pre-paid mail on June 1st, 2012 to the registered shareholders and non-objecting beneficial owners (NOBOs) of Common shares of the subject Corporation:

A Notice of Annual General Meeting of Shareholders/Information Circular
B Form of Proxy – Registered Shareholders
D Voting Instruction Form - NOBO Shareholders
E Reply Envelope Non Prepaid

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Christian Carvacho"
Relationship Manager – Client Services
Telephone: 604.661.9400
Fax: 604.661.9401